Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

May 2021

Aegon N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated May 11, 2021, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon N.V.
(Registrant)

Date: May 11, 2021	By	/s/ J.O. van Klinken
J.O. van Klinken

Executive Vice President and
General Counsel

The Hague – May 11, 2021

Maarten Edixhoven to leave Aegon the Netherlands

Aegon announced today that Maarten Edixhoven will step down as CEO of Aegon the Netherlands and member of the Management Board, effective May 11, 2021.

After seven years at Aegon, of which nearly five as CEO of Aegon’s Dutch business, Maarten has decided to continue his career outside the organization. Under his leadership, Aegon the Netherlands has become a nimbler and more customer-centric organization.

Lard Friese, CEO Aegon N.V., said: “During his years at Aegon, Maarten has always shown a passion for building a sustainable business. He is known as compassionate leader, dedicated to our customers and employees. As a member of the Management Board, Maarten made sure to always bring the external perspective to the table. On behalf of all colleagues at Aegon, I would like to thank Maarten for his valuable contributions to our company and wish him all the best in his new role.”

“There is never a right time to say goodbye, and I have given this decision a lot of thought. It has been a great pleasure to be part of Aegon, and I am proud of what we have accomplished during the years I had the privilege to lead the Dutch business. I want to thank my colleagues across the whole organization for their support and collaboration over the years and wish them great success for the future,” said Maarten Edixhoven.

The process to identify a successor is underway. Further announcements will be made when appropriate.

About Aegon

Aegon’s roots go back more than 175 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information on aegon.com.

Contacts
Media relations	Investor relations
Kathrin de Graaf	Jan Willem Weidema

+31(0) 6 12 37 66 16	+31(0) 70 344 8028
kathrin.degraaf@aegon.com	janwillem.weidema@aegon.com